PW

[redacted]

UNITI
SECURITIES AND E
Washingt

11019222

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway, Suite 1508
(No. and Street)

New York (City) — NY (State) — 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Singer — (212) 482-2152 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi, & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) — New York (City) — NY (State) — 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PW

OATH OR AFFIRMATION

I, Patricia Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARETH WINSTON STEWART
Notary Public, State of New York
No. 02ST6021437
Qualified In New York County
Commission Expires March 15, 2011

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2010

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,193,412
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	167007
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	1711
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	3500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1021194
2e. General Assessment @ .0025	$ 2553

(to page 1, line 2.A.)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048460 FINRA DEC
BLUE CAPITAL SECURITIES INC 6*6
29 BROADWAY STE 1508
NEW YORK NY 10006-3201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patricia Singer 212 · 482 · 2159

2. A. General Assessment (item 2e from page 2)	$ 2553
B. Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	( )
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for 230 days at 20% per annum	156
F. Total assessment balance and interest due (or overpayment carried forward)	$ 2709

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2709

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Capital Securities, Inc
(Name of Corporation, Partnership or other organization)

Patricia Singer
(Authorized Signature)

CFO
(Title)

Dated the 2 day of 9, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

BLUE CAPITAL SECURITIES INC.
TABLE OF CONTENTS
DECEMBER 31, 2010

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blue Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Blue Capital Securities, Inc. (The Company) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blue Capital Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 17, 2011

BLUE CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	1,530
Due from broker		18,414
Investments, at fair value (Note 2)		186,058
Commissions receivable		15,265
Due from stockholder		43,743
Prepaid expenses		24,601
Office furniture and computer equipment, net of accumulated depreciation and amortization of $213,224		38,623
Other assets		37,240
Total Assets		365,474
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		51,520
Stockholder's Equity		
Common stock - $1.00 par value:		1,000
Authorized - 1,000 shares		
Issued and outstanding - 1,000 shares		
Additional paid in capital		1,730,447
Accumulated deficit		(1,417,493)
Total Stockholder's Equity		313,954
Total Liabilities and Stockholder's Equity	$	365,474

The accompanying notes are an integral part of these financial statements.

Note 1 – Significant Accounting Policies:

Blue Capital Securities, Inc. (the Company) is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was founded under the laws of the State of Delaware. It operates out of its sole office in New York City, NY.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by JP Morgan Chase on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments:

Investments are carried at fair value, pursuant to the fair value accounting standard. (See Note 2). Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis and together with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Depreciation and Amortization:

Depreciation and amortization of property, equipment and leasehold improvements is provided by application of the double-declining balance method over the estimated useful lives of the respective assets, or for leasehold improvements, the life of the related lease, if shorter.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company recognizes commissions as earned on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 1 – Significant Accounting Policies (Continued):

Corporate Income Taxes:

The Company is an "S" Corporation for federal and New York State purposes. As a result, any such income taxes are the responsibility of its sole shareholder. The Company is subject to New York City corporate income taxes. Deferred income tax benefits applicable to net operating loss carry-forwards have been fully reserved due to the uncertainty of future taxable income. (See Note 4).

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard has had no effect on the Company's financial statements.

Rent Expense:

Rent expense is recorded on a straight-line basis over the term of the lease. (See Note 5).

Note 2 – Valuation of Portfolio Investments:

The Company uses the fair value measurements standard to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investments are Level 1 and level 2 summarized as follows:

Fixed maturities greater than five years:	
Level 1 - Equities	$ 81,994
Level 2 - U.S. Treasury and Agencies	48,609
Level 2 - Corporate Bonds	55,455
Total investments	$186,058

Investment income consists of the following:

Interest and dividends	$ 11,410
Realized gains	477
Unrealized gains	1,234
Total investment income	$ 13,121

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2010, the Company had net capital of $156,159 which exceeded its requirement by $106,159. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2010 this ratio was .33:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 4 – Income Taxes:

The Company has available to it a net operating loss carry-forward of approximately $80,000 to offset future NYC corporate income.

At December 31, 2010, the Company has recorded a deferred tax asset of approximately $7,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. Accordingly, a valuation allowance of $7,000 has been recorded against the deferred tax asset. The valuation allowance decreased by $2,000 during 2010. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. In addition, current market conditions could adversely affect income.

The Company has not recorded a tax liability for uncertain tax positions.

Note 5 – Commitments and Contingencies:

The Company is obligated under a lease agreement for office space expiring January, 2015. Part of the leased office space was sub-leased on September 10, 2010 for two years.

Future aggregate annual minimum rental payments due under the lease are as follows:

Year ending December 31,	Expense	Income
2011	$ 67,626	$ 12,000
2012	67,626	10,500
2013	72,394	-
2014	72,828	-
2015	6,069	-
Total	$ 286,543	$ 22,500

Net rent expense for 2010 was $64,467, consisting of gross rent expense of $67,967, which includes rent, utilities, and escalation charges less $3,500 of sub-lease rental income.

Note 6 – Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

Note 7 – Concentrations:

The Company maintains all of its cash in a major bank, which cash balance at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Note 8 – Related Party Transactions:

The amount due from stockholder represents an interest free advance from the Company.

Note 9 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 17, 2011, the date the financial statements were available to be issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

To the Board of Directors of
Blue Capital Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which procedures were agreed to by Blue Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Blue Capital Securities, Inc.'s (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Blue Capital Securities, Inc.'s management is responsible for the Blue Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as follows:

    a. Compared the deduction on line 3, clearing fees, to clearing fees charged by the Company's clearing firm and recorded in the Company's books and records for the period January 01, 2010 to December 31, 2010 as well as totals from the appropriate FOCUS reports, noting no differences;

    b. Compared the deduction on line 5, investment income, to investment income recorded in the Company's books and records for the period January 01, 2010 to December 31, 2010 as well as totals from the appropriate FOCUS reports, noting no differences;

    c. Compared the deduction on line 8, other revenue, to rent income recorded in the Company's books and records for the period January 01, 2010 to December 31, 2010 as well as totals from the appropriate FOCUS reports, noting no differences;

d. Recalculated interest computed on late payment on line 2E, based on the late payment of the amount due on Form SIPC-6, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 17, 2011

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022